UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

NUPATHE INC.

(Name of Subject Company (issuer))

TRAIN MERGER SUB, INC.

(Name of Filing Persons (Offeror)) a wholly-owned subsidiary of

TEVA PHARMACEUTICAL INDUSTRIES LTD.

(Name of Filing Persons (Parent of Offeror))

(Names of Filing Persons (Other Person))

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

67059M100

(CUSIP Number of Class of Securities)

Teva Pharmaceutical Industries Ltd.

Train Merger Sub, Inc.

5 Basel Street

P.O. Box 3190

Petach Tikva 49131, Israel

Attention: Austin D. Kim

Phone: 972-3-914-8171

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

David Fox

Jeffrey Symons

David Feirstein

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Phone: (212) 446-4800

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$269,792,147.54	$34,749.23

*	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by adding (i) the product of (x) the offer price of $3.65 net per share in cash and up to $3.15 per share in contingent cash consideration payments and (y) 33,353,736 shares of common stock, par value $0.001 per share (“Shares”) of NuPathe Inc. (“NuPathe”) outstanding as of January 13, 2014, as represented by NuPathe in the Merger Agreement (as defined herein), (ii) the product of (x) 1,222,761 outstanding and unexercised options to acquire Shares as of January 13, 2014, as represented by NuPathe in the Merger Agreement (as defined herein) and (y) the difference between (A) the offer price of $3.65 net per Share and up to $3.15 per share in contingent cash consideration payments and (B) $3.26, which represents the weighted average exercise price of the outstanding and unexercised options as of September 30, 2013, as represented by NuPathe in the Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2013 filed by NuPathe with the Securities and Exchange Commission on November 11, 2013 and (iii) the product of (x) 8,190,290 outstanding and unexercised warrants to acquire Shares as of January 13, 2014, as represented by NuPathe in the Merger Agreement (as defined herein) and (y) the difference between (A) the offer price of $3.65 net per Share and up to $3.15 per share in contingent cash consideration payments and (B) $2.08, which represents the weighted average exercise price of the outstanding and unexercised warrants as of September 30, 2013, as determined by representations of NuPathe in the Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2013 filed by NuPathe with the Securities and Exchange Commission on November 11, 2013.
**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2014, issued August 30, 2013, is calculated by multiplying the Transaction Valuation by 0.0001288.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: 34,749.23	Filing Party: Train Merger Sub, Inc.
Form or Registration No.: Schedule TO	Date Filed: January 23, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment”) to the Tender Offer Statement on Schedule TO (the “Schedule TO”) amends and supplements the Schedule TO relating to the tender offer by (i) Train Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Teva Pharmaceutical Industries Ltd., an Israeli corporation (“Parent”) and (ii) Parent, for all of the outstanding common stock, par value $0.001 per share (the “Shares”), of NuPathe, Inc., a Delaware corporation (the “Company”), at a price of $3.65 per Share, net to the seller in cash (less any required withholding taxes and without interest), plus contractual rights to receive up to an additional $3.15 per Share (less any required withholding tax and without interest) in contingent cash consideration payments, upon the terms and conditions set forth in the offer to purchase dated January 23, 2014 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

The information set forth in the Offer to Purchaser, including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 9 and Item 11 of this Amendment, except as otherwise set forth below. This Amendment should be read together with the Schedule TO.

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Items 1-11.	Additional information.

The Offer to Purchase and Items 1-11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase, are amended and supplemented by amending and supplementing the information specifically provided in this Amendment.

The first sub-bullet under the heading “WHAT ARE THE MOST SIGNIFICANT CONDITIONS OF THE OFFER?” on pages 4 and 5 of the Offer to Purchase is amended by deleting the proviso at the end of such bullet and replacing it with the following proviso:

“provided that, for purposes of determining the Minimum Tender Condition, Teva and NuPathe, acting jointly have determined to disregard the dilutive effect of issued but unexercised Company Warrants for purposes of determining whether the Minimum Tender Condition has been satisfied”

The second bullet under the heading “HOW WILL MY OUTSTANDING OPTIONS, EQUITY AWARDS AND WARRANTS BE TREATED IN THE OFFER AND THE MERGER” on page 9 of the Offer to Purchase is amended and supplemented by adding the following sentence at the end thereof:

“The terms of NuPathe’s outstanding warrants require, and the Merger Agreement further provides that, as a consequence of the closing of the Merger, each such warrant will automatically be assumed by the Surviving Corporation.”

The second bullet under the heading “WILL I HAVE THE RIGHT TO HAVE MY SHARES APPRAISED?” on page 11 of the Offer to Purchase is amended and restated in its entirety as follows:

“The foregoing summary of the rights of NuPathe’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of law or the procedures to be followed by the stockholders of NuPathe desiring to exercise any appraisal rights available thereunder. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. Stockholders should carefully review the full text of Section 262 of the DGCL. A copy of Section 262 is included as Schedule B attached to this Offer to Purchase. See also Section 15.”

The first bullet on page 14 of the Offer to Purchase under the heading “INTRODUCTION” is amended by deleting the proviso at the end of such bullet and replacing it with the following proviso:

“provided that, for purposes of determining the Minimum Tender Condition, Teva and NuPathe, acting jointly have determined to disregard the dilutive effect of issued but unexercised Company Warrants for purposes of determining whether the Minimum Tender Condition has been satisfied”

The heading relating to Section 5 of the Offer to Purchase on page 22 is amended to delete the word “Certain” so that Section 5 is now captioned “Material United States Federal Income Tax Consequences of the Offer and the Merger”.

The information set forth in Section 10 – “Background of the Offer; Contacts with NuPathe” in the subsection captioned “Certain Projected Financial Information of NuPathe” on page 32.4 of the Offer to Purchase is hereby amended and supplemented by amending the table entitled “NuPathe Stand-Alone Forecast P&L” to include the following footnote next to the “EBIT” line item in the table:

(1) EBIT is a non-GAAP financial measure that was included in the NuPathe Stand-Alone Forecast P&L to provide parties with a measure of profitability that excludes interest and taxes as such amounts will vary on a company-by-company basis based on an individual company’s specific circumstances. Set forth below is a reconciliation of EBIT

(non-GAAP) to Net Income (GAAP), the closest comparable GAAP measure. The following reconciliation was not provided to Parent in the virtual data room in connection with its due diligence review of NuPathe, but was prepared by NuPathe for purposes of disclosure in connection with the Offer.

EBIT	($51)	($26)	$20	$74	$115	$128	$133	$138	$162	$170	$179	$188	$197	$205	$215	$77
Senior Debt Interest	(1)	(0)	(0)	—	—	—	—	—	—	—	—	—	—	—	—	—
Less: Income Taxes	—	—	—	(0)	(42)	(47)	(49)	(51)	(60)	(63)	(67)	(70)	(73)	(77)	(80)	(29)
Net Income (Loss)	($52)	($26)	$20	$74	$73	$81	$84	$87	$102	$107	$113	$118	$123	$129	$135	$48

The information set forth in the final paragraph of Section 10 – “Background of the Offer; Contacts with NuPathe” in the subsection captioned “Certain Projected Financial Information of NuPathe on page 33 of the Offer to Purchase is hereby amended by replacing the words “summarized” and “summary“ with the words “described” and “description”, respectively. The information set forth on page 36 of the Offer to Purchase in the first sentence of the first paragraph of the subsection titled “Treatment of Warrants” in Section 11 – “Purpose of the Offer and Plans for NuPathe; Summary of the Merger Agreement and Certain Other Agreements” in the subsection thereof captioned “Summary of the Merger Agreement” is amended and restated in its entirety as follows:

“The Merger Agreement provides that each outstanding unexercised warrant to purchase or otherwise acquire Shares immediately prior to the Offer Closing (each, a “Warrant”) will, as a consequence of the Offer Closing, only entitle the holder thereof to receive, upon exercise of such Warrant, the amount by which the Offer Price exceeds the exercise price of such Warrant.”

The information set forth in Section 11 – “Purpose of the Offer and Plans for NuPathe; Summary of the Merger Agreement and Certain Other Agreements” in the subsection thereof captioned “Summary of the Merger Agreement” is amended by amending and restating in its entirety the first sentence of the third full paragraph on page 37 of the Offer to Purchase as follows:

“The representations and warranties contained in the Merger Agreement have been made by each party to the Merger Agreement for the benefit of the other parties thereto. Such representations and warranties:”

The information set forth in clause (i) of Section 13 – “Conditions of the Offer” on page 48 of the Offer to Purchase is amended and supplemented by amending and restating in its entirety the proviso at the end of clause (i) and adding the following language:

“provided that, for purposes of determining the Minimum Tender Condition, Teva and NuPathe, acting jointly have determined to disregard the dilutive effect of issued but unexercised Company Warrants for purposes of determining whether the Minimum Tender Condition has been satisfied”

The information set forth in Section 13 – “Conditions of the Offer” on page 48 of the Offer to Purchase is amended and supplemented by inserting “(as such term is defined in the Merger Agreement)” after each use of the phrase “Company Material Adverse Effect” in clauses (v), (ix) and (x) of Section 13 – “Conditions of the Offer”.

Item 12

Item 12 of the Schedule TO is amended and restated in its entirety as follows:

(a)(1)(A)	Offer to Purchase, dated January 23, 2014*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instruction for completing the forms

(a)(1)(G)	Press Release of Teva, dated January 21, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K filed by Teva with the Securities and Exchange Commission on January 21, 2014)

(a)(1)(H)	Press Release of NuPathe, dated January 21, 2014 (incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K filed by NuPathe with the Securities and Exchange Commission on January 21, 2014)

(a)(1)(I)	Form of Summary Advertisement, published January 24, 2014 in The New York Times*

(a)(1)(J)	Form of Contingent Cash Consideration Agreement*

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	Section 262 of the General Corporation Law of the State of Delaware (incorporated by reference to Schedule B attached to the Offer to Purchase)

(a)(5)(B)	Questions and Answers, dated January 21, 2014 (incorporated by reference to Exhibit A to the Schedule 14D-9C filed by NuPathe with the Securities and Exchange Commission on January 21, 2014)

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated January 17, 2014, by and among Teva, Purchaser, and NuPathe*

(d)(2)	Confidentiality Agreement by and between NuPathe and Teva Pharmaceuticals Inc., dated January 8, 2014 (incorporated by reference to Exhibit (e)(3) to the Schedule 14D-9 filed by NuPathe with the Securities and Exchange Commission on January 23, 2014)

(d)(3)	Subordination Agreement, dated as of January 17, 2014, by and among Teva Pharmaceuticals USA, Inc., NuPathe Inc. and Hercules Technology Growth Capital, Inc.*

(d)(4)	Subordinated Promissory Note, dated January 17, 2014, issued by Nupathe to Teva Pharmaceuticals USA, Inc.*

(g)	Not applicable

(h)	Not applicable

*	Denotes such item was previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Teva Pharmaceutical Industries Ltd.

By:	/s/ Kobi Altman
Name:	Kobi Altman
Title:	Acting Chief Financial Officer

Train Merger Sub, Inc.

By:	/s/ Austin D. Kim
Name:	Austin D. Kim
Title:	Secretary

Dated: February 4, 2014

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated January 23, 2014*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instruction for completing the forms

(a)(1)(G)	Press Release of Teva, dated January 21, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K filed by Teva with the Securities and Exchange Commission on January 21, 2014)

(a)(1)(H)	Press Release of NuPathe, dated January 21, 2014 (incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K filed by NuPathe with the Securities and Exchange Commission on January 21, 2014)

(a)(1)(I)	Form of Summary Advertisement, published January 24, 2014 in The New York Times*

(a)(1)(J)	Form of Contingent Cash Consideration Agreement*

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	Section 262 of the General Corporation Law of the State of Delaware (incorporated by reference to Annex C to the Schedule 14D-9 filed by NuPathe with the Securities and Exchange Commission on January 23, 2014)

(a)(5)(B)	Questions and Answers, dated January 21, 2014 (incorporated by reference to Exhibit A to the Schedule 14D-9C filed by NuPathe with the Securities and Exchange Commission on January 21, 2014)

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated January 17, 2014, by and among Teva, Purchaser, and NuPathe*

(d)(2)	Confidentiality Agreement by and between NuPathe and Teva Pharmaceuticals Inc., dated January 8, 2014 (incorporated by reference to Exhibit (e)(3) to the Schedule 14D-9 filed by NuPathe with the Securities and Exchange Commission on January 23, 2014)

(d)(3)	Subordination Agreement, dated as of January 17, 2014, by and among Teva Pharmaceuticals USA, Inc., NuPathe Inc. and Hercules Technology Growth Capital, Inc.*

(d)(4)	Subordinated Promissory Note, dated January 17, 2014, issued by Nupathe to Teva Pharmaceuticals USA, Inc.*

(g)	Not applicable

(h)	Not applicable

*	Denotes such item was previously filed.